SUPPLEMENT
                                       TO
                 PATHFINDER BUSINESS RESOURCES, INC. PROSPECTUS
                            DATED SEPTEMBER 12, 2001



     Pathfinder Business Resources, Inc. and Windham Securities, Inc. have hereby agreed to extend the offering period to complete Pathfinder Business Resources, Inc.'s initial public offering from November 30, 2001 to January 31, 2001.




     The date of this Supplement is November 26, 2001.